EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-3, and related Prospectus of ZOLL Medical Corporation for the registration of 730,017 shares of its common stock and to the incorporation by reference therein of our reports dated December 11, 2006, with respect to the consolidated financial statements and schedule of ZOLL Medical Corporation, ZOLL Medical Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of ZOLL Medical Corporation, included in its Annual Report (Form 10-K) for the year ended October 1, 2006, filed with the Securities and Exchange Commission.

/S/ ERNST & YOUNG LLP

February 7, 2007

Boston, Massachusetts